

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Deluxe Corporation
Lee Schram
Chief Executive Officer
3680 Victoria St. N.
Shoreview, MN 55126-2966

> **Re:** **Deluxe Corporation**
> **Form 10-K**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **File No. 001-07945**

Dear Mr. Schram:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 13

1. We note your disclosure in the first paragraph of this section that your various risks "include, but are not limited to, the principal factors listed below." Please confirm to us that in your future filings, you will revise this section, as well as your disclosure on page 48, to clarify that you have discussed all known material risks.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

Competitive Market Review, page 26

2. It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, we note your disclosure on page 26 in relation to the following three surveys you benchmark to: (1) 2009/2010 Watson Wyatt Top Management Survey, (2) 2009 Mercer Executive Compensation Survey, and (3) 2009 Towers Perrin Executive Compensation Survey. Similarly, on page 31 you state that your "retirement program is regularly benchmarked against companies that are in the businesses similar to [you] and/or are located in geographic areas from which [you] recruit talent." Please advise us whether benchmarking to any of these surveys is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which your compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Actual Award Payments, page 29

3. We note your disclosure relating to the "enterprise factors/initiatives target" in the second full paragraph on page 28 and in the table on page 29. Please tell us whether the "enterprise factors/initiatives target" is a quantifiable company-wide financial target. If so, please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such target is not required because it would result in competitive harm, and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K or advise. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor